Exhibit 99.5

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES PRIVATE PLACEMENT CLOSING

March 6, 2008 – Titan Trading Analytics Inc. (the “Corporation”) announced that the Corporation closed a fully-subscribed non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $510,000.  The Corporation will issue 2,000,000 Units at $0.255 Canadian ($0.25 US) per Unit.  Each Unit consists of one common share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one common share at a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.

The Corporation confirms that no finder’s fees were paid in relation to this private placement.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.